UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-42011
CUSIP Number: 69380Q107

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:		June 30, 2025
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

PACS GROUP, INC.
Full Name of Registrant

N/A
Former Name if Applicable

262 N. University Avenue
Address of Principal Executive Office (Street and Number)

Farmington, UT 84025
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in PACS Group, Inc.’s (the “Company”) press release issued on November 6, 2024, furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 6, 2024, the Company’s independent Audit Committee, with assistance from external counsel, is conducting an independent investigation of recent third-party allegations. On November 15, 2024, the Company filed a Form 12b-25 notifying the United States Securities and Exchange Commission (the “SEC”) that the Company would be unable to timely file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024. On April 1, 2025, the Company filed a Form 12b-25 notifying the SEC that the Company would be unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2024. On May 16, 2025, the Company filed a Form 12b-25 notifying the SEC that the Company would be unable to timely file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025. On June 12, 2025, the Company filed a Current Report on Form 8-K announcing that the Audit Committee, after considering the recommendations of management, had determined that (i) the Company's condensed combined/consolidated financial statements as of March 31, 2024, and for the three months then ended, included in the Company's Quarterly Report on Form 10-Q filed with the SEC on May 13, 2024 (as amended on May 21, 2024) and (ii) the Company's condensed combined/consolidated financial statements as of June 30, 2024, and for the three and six months then ended, included in the Company's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2024 (collectively, the “Prior

Financial Statements,” and each such quarterly period in the six months ended June 30, 2024, the “Impacted Periods”), should no longer be relied upon. The Company is diligently working to restate the Prior Financial Statements as soon as practicable. As a result of the ongoing Audit Committee investigation and the Company's work to restate the Prior Financial Statements, the Company has determined that it will not be able, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 by the prescribed due date for such quarterly report. The Company intends to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 as soon as practicable, following or concurrent with restatement of the Prior Financial Statements and the Company's filing of the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, the Annual Report on Form 10-K for the year ended December 31, 2024, and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expect,” “will,” “anticipates,” “estimates” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the Company’s expectations regarding the timing of the completion of the ongoing investigation and the timing of and its ability to make the Company’s Form 10-Q filing. Forward-looking statements are based on management’s current expectations based on information currently available to the Company. Forward-looking statements are subject to known and unknown risks, uncertainties and assumptions, and actual results or outcomes may differ materially from those expressed or implied in the forward-looking statements due to various important factors, including, but not limited to the important factors discussed under the caption “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, as any such factors may be updated from time to time in the Company’s other filings with the SEC. All forward-looking statements speak only as of the date of this Notification of Late Filing on Form 12b-25 and, except as required by applicable law, the Company has no obligation to update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Jason Murray	801	447-9829
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
The Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, the Company's Annual Report on Form 10-K for the year ended December 31, 2024, and the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2025, have not been filed.

☐ Yes ☒ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PACS GROUP, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2025	By	/s/ Jason Murray
Name: Jason Murray
Title: Chief Executive Officer